July 11, 2006

By EDGAR Transmission and by Courier

Mr. Michael Henderson
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Telestone Technologies Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005

On behalf of Telestone Technologies Corporation (“TTC” or the “Company”), we hereby submit TTC’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 31, 2006, regarding the above referenced Form 10-KSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 7. Financial Statements

1. Organization and Principal Activities, page F-7

1. SEC Comment:

We note that a declaration of trust was signed between Mr. Han Daqing, Mr. Luo Zhendbin, and Beijing Telestone on June 15, 2005. In this regard, tell us in more detail how BTWTC is held by Mr. Daqing and Zhendbin on behalf of Beijing Telestone and how Beijing Telestone is the beneficial owner. In addition tell us how you accounted for the $1.2 million contributed by Mr. Daqing and Mr. Zhendbin in your consolidated financial statements.

TTC Response:

The Company reported to us that Mr. Han and Mr. Luo, on behalf of Beijing Telestone, hold interest in BTWTC through the execution of the Declaration of Trust by Beijing Telestone on June 15, 2005. According to the Company, under the Declaration of Trust, Beijing Telestone entrusted Mr. Han and Mr. Luo with the registration of BTWTC. According to TTC, Beijing Telestone owned the contributive rights and beneficial rights of BTWTC and bore all the risk of business operation, and although Mr. Han had an 80% share ownership and Mr. Luo had a 20% share ownership, they do not enjoy any material rights. The Company stated to us that on behalf of Beijing Telestone, Mr. Han and Mr. Luo possess only election rights and voting rights in proportion to their respective share ownership. According to the Company, these rights must be exercised according to the written instructions of Beijing Telestone and Beijing Telestone reserved the right to withdraw or modify such rights. The Company reported to us that BTWTC is a variable interest entity of Beijing Telestone and Beijing Telestone is the primary beneficiary as it enjoys the rewards and bears the risks of BTWTC’s operations. The $1.2 million was contributed by Mr. Han and Mr. Luo, on behalf of Beijing Telestone.

The Company reported to us that the registered capital of approximately $1.2 million establishing BTWTC is being accounted for in Beijing Telestone’s financial statements as loans receivable from Mr. Han and Mr. Luo and is being eliminated upon the preparation of the Company’s consolidated financial statements.

2. Reorganization, page F-8

2. SEC Comment:

We note that SMI paid $3,169,000 to all the owners of the Beijing Telestone in exchange for their respective interests. We also note that you accounted for the merger as a combination of entities under common control. Provide us with more details of the transactions and the journal entries recorded. Tell us how you calculated the $4,150,000 recorded as a dividend. Also tell us how you determined the negative goodwill.

TTC Response:

According to the Company, SMI paid $3,169,000 to two ex-shareholders of the Beijing Telestone in exchange for their respective share ownerships in Beijing Telestone. The journal entries are as follows:

Dr: Long-term Investment------Beijing Telestone $3,169,000
Cr: Due to ex-shareholder (57%) $1,806300
Cr: Due to ex-shareholder (43%) $1,362700

The Company reported to us that the dividend of $4,150,000 (RMB34,300,915) was calculated by deducting (a) the share of capital for the major shareholder of RMB14,934,000 and; (b) the minority interest of RMB37,142,128 from Beijing Telestone’s equity as of March 31, 2004 of RMB86,377,043.

The Company reported to us that the following amounts were deducted from the minority interest of RMB37,142,128 in arriving at the negative goodwill of $2,302,792 (RMB19,037,632):

(a) The share of capital for the minority shareholders (43%) amounting to RMB11,266,000;
(b) net book value of fixed assets; RMB6,477,990; and
(c) fixed assets depreciation amounting to RMB360,506

3. SEC Comment:

Addressing the factors below, tell us in detail how you concluded that it was appropriate for you to recognize revenues upon the completion date of contracts. In addition supplementally provide us with an aging of your accounts receivable at December 31, 2005 by major customer.

•
We note on page 3 the disclosure stating that the account receivable cycle with China Unicom is long which ultimately caused your management to shift sales from China Unicom to China Mobile and ChinaTelecom.

•	Sales to China Unicom have amounted to $14,785,000, $14,230,000, and $8,791,000 for the years ended December 31, 2003, 2004, and 2005 respectively.
•	We note your 2005 year end receivable balance was $22.5 million.
•	We note that your December 31, 2005 receivable turnover was 488, compared to 363 days for December 31, 2003.

TTC Response:

The Company reported to us that there was a significant amount of open accounts receivables from China Unicom in 2003 and in 2004 which were still outstanding as of December 31, 2005. According to the Company, because of the slow payment from China Unicom, the Company began limiting its credit risk by diverting business from China Unicom to China Mobile and China Telecom. According to the Company, compared to China Unicom, the prospects of receiving timely payment from China Mobile and China Telecom are much better.

The Company stated to us that the reason the aging of receivables did not improve are as follows: a) the older receivables from China Unicom remains as a part of the aging calculation; and b) before the strategic diversion of sales away from China Unicom such sales accounted for over 80% of the Company’s revenue but accounts receivables from China Unicom decreased only to 73% of total revenue after implementation of the plan.

According to the Company, all sales between Beijing Telestone and its customers are governed by legal contracts and the customers issue completion certificates to indicate their acceptance of the Company’s products and services. Therefore, under Chinese law, the Company has an enforceable legal right to receive the contractually specified amount attributable to the products sold and services provided. The Company therefore recognize revenue on this basis. Moreover, according to the Company, most of its customers are large, reputable and well-established companies in China, including China Mobile, China Unicom, China Telecom and China Netcom.

Please see attached Exhibit A, in which the Company provides an aging of the account receivables.

14. Related Party Transactions, page F-20

4. SEC Comment:

Please provide us with more details of the liability and receivable recorded related to the Beijing Telestone business combination. Tell us the nature of the related party receivable from the Ex-stockholders of SMI and how you have determined the amount is recoverable. In addition tell us why you have recorded a liability.

TTC Response:

According to the Company, the ex-stockholders of SMI had confirmed to the Company/SMI that they had fully settled the consideration for acquiring the 100% interest in Beijing Telestone to the ex-shareholders of Beijing Telestone when SMI issued ordinary shares to them. The Company reported to us that on June 28, 2004, all ex-shareholders of SMI undertook to indemnify the Company/SMI should the Company/SMI be claimed for this consideration money.

The Company stated to us that on December 24, 2004, one of the ex-shareholders of Beijing Telestone had initiated an arbitration against SMI for the unpaid consideration. As such, the Company has reinstated the liability to reflect the potential obligation arising from the arbitration. In addition, the Company also recorded a receivable to reflect the undertaking given by the ex-shareholders of SMI as mentioned above. The Company reported to us that since most of these ex-shareholders of SMI are current stockholders, including the majority stockholder of TTC, the Company is not aware of any circumstances in which the amount is not recoverable.

According to the Company, the difference between the assets and liabilities recorded (as of December 31, 2004) mainly represents the exchange difference in the consideration paid for the interest in Beijing Telestone (in Renminbi yuan) and the value of shares issued by SMI for the settlement of balance (in Hong Kong dollars). There were minor movements in account balances and change in exchange rates during 2005.

15. Commitments and contingencies, page F-22

5. SEC Comment:

We also note that you state that you have made a full tax provision in accordance with the relevant laws and regulations of the PRC but your revenue recognition policy is not in strict compliance with relevant laws and regulations. Please clarify. In addition we note that Beijing Telestone was designated a “WOFIE” status in March of 2004 and that you have recorded a full tax provision in the financial statements. Tell us why you may be subject to penalties for deferred reporting of tax obligations.

TTC Response:

The Company reported to us that its tax payment is in strict accordance with the guidelines and regulations of the PRC. According to TTC, the tax provision reflects differences between revenue recognition for PRC tax filings and US GAAP requirements. In China, according to TTC, VAT invoice is the basis for recognition of sales for VAT purposes. Therefore, the Company will pay taxes when the invoice is issued.

The Company reported to us that from 2004 to present, TTC enjoys the benefit of the Chinese tax-concession policy. The tax-concession policy is a concession of income taxes, which does not include value-added tax and/or sales tax. According to the Company, it is required to accrue the liability of the tax provision according to US GAAP requirements due to the difference between revenue recognition for PRC tax filing and US GAAP requirements. The penalty for deferred reporting of tax obligation as stated in Form 10-KSB for the fiscal year ended December 31, 2005 refers to the risk of not reporting sales for VAT purposes in a timely basis.

Item 8A, Controls and Procedures, page 29

6. SEC Comment:

We note your disclosure that “[t]here have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

TTC Response:

The Company reported to us that there was no change in its internal control over financial reporting that occurred during its fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Betty Louie at (212) 536-3915.

Sincerely,

By:	/s/ Betty Louie
Betty Louie

Exhibit A

Aging of Accounts Receivables

	Aging of Accounts Receivables Analysis
Customer Name	1 to 3 Month (RMB)	4 to 6 Month (RMB)	7 to 9 Month (RMB)	10 to 12 Month(RMB)	more than 1 year (RMB)	more than 2 year (RMB)	Total (RMB)
Xiamen Branch of China Telecom	929,399.60	249,672.67	-	-	-	-	1,179,072.27
Baotou Branch of China Netcom	929,062.80	-	283,720.00	-			1,212,782.80
Xinjiang Branch of China Telecom	1,368,845.00	-	-	-	-	-	1,368,845.00
Wulumuqi Branch of Xinjiang Telecom	1,409,049.99	-	-	-			1,409,049.99
Dongguan Branch of China Unicom	-	-	1,494,635.38	-	-	-	1,494,635.38
Fantai Communicate Ltd. Corp.	-	-	1,597,520.00	-	-	-	1,597,520.00
Xi'an Branch of China Telecom	1,169,565.00	1,200,206.25	-	-	-	-	2,369,771.25
Wuhan Branch of Hubei Telecom	1,952,350.45	542,639.71	-	-	-	-	2,494,990.16
Huhehaote Branch of China Netcom	380,469.50	-	2,150,000.00	-			2,530,469.50
Shanghai Branch of China Unicom	-	534,637.20	-	-	2,346,625.73	-	2,881,262.93
Guizhou Branch of Unicom Horizon	-	-	3,274,968.00		388,337.75		3,663,305.75
Beijing Branch of China Mobile	2,244,373.88	1,216,807.93	-	836,822.26	-	-	4,298,004.07
Hubei Branch of China Mobile	-	2,701,672.00	-	1,253,856.50	392,625.38	-	4,348,153.88
Chongqing Branch of China Unicom	14,000.00	-	2,403,098.32	1,951,830.15		-	4,368,928.47
Guizhou Branch of China Mobile	3,024,725.12	1,427,371.78	-	-	-	-	4,452,096.90
Hebei Branch of China Unicom	4,274,181.00	460,331.00	-	-	-	-	4,734,512.00
Beijing Branch of Unicom Horizon	270,549.00	-	-	731,904.80	4,360,359.60	-	5,362,813.40
Guiyang Branch of China Unicom	511,846.08	2,283,941.00	1,489,455.51	1,213,070.16		-	5,498,312.75
Shanghai Branch of China Telecom	2,329,648.90	-	3,427,320.29		-	-	5,756,969.19
Shanxi Branch of China Unicom	2,132,056.72	1,363,899.60	2,826,547.57	-	-	-	6,322,503.89
Huizhou Branch of China Unicom	2,676,046.48	498,252.59	-	-	3,744,545.16		6,918,844.23
Shandong Branch of China Unicom	916,477.70	2,123,439.74	1,327,496.85		2,681,390.73	-	7,048,805.02
Kunming Branch of Yunnan Telecom	2,533,816.60	4,817,420.00	348,453.53	-	-	-	7,699,690.13
Wuhan Branch of China Unicom	542,386.44	-	765,905.56	6,748,310.05		-	8,056,602.05
Guangxi Branch of China Unicom	4,382,566.00	4,064,135.20	-	-			8,446,701.20
Xinjiang Branch of China Unicom	3,394,771.92	-	-	6,466,132.50	-	-	9,860,904.42
Shanghai Branch of China Mobile	9,824,921.02	527,910.94	-	229,818.27	501,792.20	-	11,084,442.43
Guangzhou Branch of China Unicom	-	-	1,273,371.50	8,431,148.45	2,076,882.30	-	11,781,402.25
Hebei Branch of Unicom Horizon	1,905,077.70	6,033,110.00	3,714,671.00	5,752,202.01		-	17,405,060.71
Tianjin Branch of China Unicom	7,163,966.93	4,255,441.68	1,430,775.55	6,058,233.77	12,083,957.80	-	30,992,375.73
Total	56,280,153.83	34,300,889.29	27,807,939.06	39,673,328.92	28,576,516.65	-	186,638,827.75

	Aging of Accounts Receivable Analyse
Customer Name	1 to 3 Month (US$)	4 to 6 Month (US$)	7 to 9 Month (US$)	10 to 12 Month (US$)	more than 1 year (US$)	more than 2 year (US$)	Total (US$)
Xiamen Branch of China Telecom	115,118.74	30,925.34	-	-	-	-	146,044.08
Baotou Branch of China Netcom	115,077.02	-	35,142.57	-	-	-	150,219.59
Xinjiang Branch of China Telecom	169,550.00	-	-	-	-	-	169,550.00
Wulumuqi Branch of Xinjiang Telecom	174,529.94	-	-	-	-	-	174,529.94
Dongguan Branch of China Unicom	-	-	185,130.85	-	-	-	185,130.85
Fantai Communicate Ltd. Corp.	-	-	197,874.50	-	-	-	197,874.50
Xi'an Branch of China Telecom	144,866.48	148,661.81	-	-	-	-	293,528.28
Wuhan Branch of Hubei Telecom	241,825.06	67,213.28	-	-	-	-	309,038.34
Huhehaote Branch of China Netcom	47,126.30	-	266,306.64	-	-	-	313,432.94
Shanghai Branch of China Unicom	-	66,222.06	-	-	290,661.40	-	356,883.46
Guizhou Branch of Unicom Horizon	-	-	405,649.17	-	48,100.89	-	453,750.06
Beijing Branch of China Mobile	277,996.12	150,718.15	-	103,651.78	-	-	532,366.05
Hubei Branch of China Mobile	-	334,638.69	-	155,307.12	48,631.97	-	538,577.78
Chongqing Branch of China Unicom	1,734.09	-	297,656.29	241,760.62	-	-	541,151.00
Guizhou Branch of China Mobile	374,653.20	176,799.34	-	-	-	-	551,452.54
Hebei Branch of China Unicom	529,415.24	57,018.23	-	-	-	-	586,433.47
Beijing Branch of Unicom Horizon	33,511.16	-	-	90,656.33	540,089.63	-	664,257.12
Guiyang Branch of China Unicom	63,399.07	282,897.04	184,489.25	150,255.18	-	-	681,040.55
Shanghai Branch of China Telecom	288,558.59	-	424,520.06	-	-	-	713,078.65
Shanxi Branch of China Unicom	264,084.12	168,937.45	350,106.22	-	-	-	783,127.79
Huizhou Branch of China Unicom	331,464.62	61,715.34	-	-	463,812.66	-	856,992.62
Shandong Branch of China Unicom	113,518.18	263,016.79	164,428.47	-	332,126.58	-	873,090.03
Kunming Branch of Yunnan Telecom	313,847.52	596,702.75	43,160.69	-	-	-	953,710.97
Wuhan Branch of China Unicom	67,181.91	-	94,867.78	835,869.65	-	-	997,919.35
Guangxi Branch of China Unicom	542,840.19	503,398.22	-	-	-	-	1,046,238.41
Xinjiang Branch of China Unicom	420,488.51	-	-	800,918.14	-	-	1,221,406.65
Shanghai Branch of China Mobile	1,216,949.61	65,388.92	-	28,466.11	62,153.76	-	1,372,958.41
Guangzhou Branch of China Unicom	-	-	157,724.32	1,044,311.99	257,250.02	-	1,459,286.33
Hebei Branch of Unicom Horizon	235,969.69	747,282.43	460,112.34	712,488.17	-	-	2,155,852.64
Tianjin Branch of China Unicom	887,354.39	527,094.12	177,220.94	750,394.35	1,496,761.93	-	3,838,825.74
Total	6,971,059.76	4,248,629.98	3,444,390.10	4,914,079.44	3,539,588.85	-	23,117,748.13

Exchange rate 8.0734:1